   As filed with the Securities and Exchange Commission on July 26, 2000
                                                      Registration No. 333-39416
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                       Pre-Effective Amendment No. 2
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                               Alloy Online, Inc.
             (Exact name of registrant as specified in its charter)

                           Delaware                            04-3310676
       (State or other jurisdiction of incorporation or     (I.R.S. Employer
                        organization)                    Identification Number)

                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                Matthew Diamond
                     President and Chief Executive Officer
                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            With copies to each of:

              Tim Reusing, Esq.                          Richard M. Graf, Esq.
              Alloy Online, Inc.                      Mintz, Levin, Cohn, Ferris,
       151 West 26th Street, 11th Floor     And         Glovsky and Popeo, P.C.
              New York, NY 10001                      701 Pennsylvania Ave., N.W.
                (212) 244-4307                           Washington, DC 20004
                                                            (202) 434-7300

                                       And
                             Susan M. Tarrant, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                                Boston, MA 02110
                                 (617) 542-6000
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [X]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Proposed       Proposed
 Title of each class of                   maximum        maximum      Amount of
    securities to be     Amount to be  offering price   aggregate    registration
       registered        registered(1)    per unit    offering price     fee
---------------------------------------------------------------------------------
Common Stock, $0.01 par
 value.................    4,581,494     $12.50(2)     $68,697,725    $18,137(3)
---------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 461,944 shares of common stock to be issued upon exercise of warrants and an indeterminate number of additional shares of common stock as may from time to time become issuable upon exercise of the warrants by reason of stock splits, stock dividends and other similar transactions. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the "Act"), this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2) The price of $12.50 per share, which was the average of the high and low prices of the Registrant's Common Stock, as reported on the Nasdaq National Market on June 7, 2000 is set forth solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.
(3) Previously paid.
                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion dated June 26, 2000

Prospectus

                               Alloy Online, Inc.

                     4,581,494 Shares of Common Stock

                                  -----------

  This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus, of up to 4,581,494 shares of our common stock. We issued or will issue these shares to the selling stockholders in connection with (i) our acquisition of certain interests in businesses owned, wholly or in part, by certain of the selling stockholders named in this prospectus, (ii) pursuant to warrants issued to certain of the selling stockholders in connection with the issuance of our promissory notes in May, 1998, (iii) in connection with our sale of a 19.9% interest in our company to LDIG ALOY, Inc., a wholly-owned subsidiary of Liberty Digital, Inc. in April 2000, and (iv) the sale of shares of our convertible preferred stock in November 1998 and February 1999 to certain other of the selling stockholders. We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus and we will bear certain expenses incident to their registration. The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. The price to the public for the shares and the proceeds to the selling stockholders will depend upon the market price of the securities when sold. See "Selling Stockholders" and "Plan of Distribution."

  Our common stock is traded on the Nasdaq National Market under the trading symbol "ALOY." On July 24, 2000, the last reported sale price for the common stock on the Nasdaq National Market was $12.75 per share.

                                  -----------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 4.

                                  -----------

  You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

                     This prospectus is dated July  , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   1
THE OFFERING...............................................................   3
RISK FACTORS...............................................................   4
USE OF PROCEEDS............................................................  11
SELLING STOCKHOLDERS.......................................................  11
PLAN OF DISTRIBUTION.......................................................  14
LEGAL MATTERS..............................................................  15
EXPERTS....................................................................  15
WHERE YOU CAN FIND MORE INFORMATION........................................  15

                               PROSPECTUS SUMMARY

   You must also consult the more detailed financial statements, and notes to financial statements, incorporated by reference in this prospectus. This prospectus contains forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors as outlined in this prospectus.

                                  Our Company

   Alloy Online is a leading Web site providing community, content and commerce to Generation Y, the 56 million boys and girls between the ages of 10 and 24. Alloy is a leading brand for this influential generation, which the Census Bureau estimates will grow 19.5% faster than the overall U.S. population and accounts for more than $250 billion of annual disposable income. Our Web site, www.alloy.com, is a destination where Generation Y boys and girls can interact, share information, explore compelling and relevant content and shop. We believe we have created one of the largest and most vibrant Generation Y communities on the Internet. This growing community drives merchandise sales, our principal source of revenues, and positions us to be a leading channel for marketers that are increasingly looking to the Internet to reach the boys and girls of Generation Y.

   We created our Web site to meet the unique interests and tastes of Generation Y. Features of our Web site include:

    -- Community--we present an appealing environment for Generation Y boys and girls to share their ideas, express their opinions and develop their interests through a variety of free interactive services such as e-mail accounts, instant messaging, personal homepages, chat rooms, interactive advice forums and message boards;

    -- Content--we deliver regularly updated Generation Y-focused content on subjects such as music, relationships, celebrities, horoscopes, fashion, entertainment, astrology, gossip and sports; and

    -- Commerce--we market products and services in the major Generation Y categories such as apparel, outerwear, accessories, footwear, cosmetics, and room furnishings.

   Since inception, we have experienced rapid growth. Our revenues, primarily merchandise sales, have grown from $1.8 million in fiscal 1997 to $31.2 million in fiscal 1999 and our net losses have increased from $1.9 million to $14.9 million for the same periods. Revenues for the three months ended April 30, 2000 were $7.7 million. We incurred additional net losses of $6.3 million for the three months ended April 30, 2000. Due to our unique blend of online and catalog services, in April 2000 our Web site generated approximately 1.3 million unique visitors, according to Media Metrix, Inc., up from approximately 263,000 in April 1999, and approximately 1.7 million users have registered to receive our weekly electronic magazine, Alloy E-Zine. In August 1997, we introduced our Alloy direct mail catalog to attract additional visitors to our Web site, increase revenues and build recognition for the Alloy brand. During 2000, we expect to mail approximately 35 million catalogs to boys and girls of Generation Y. Through our Web site and catalog distribution, we have developed a database of approximately 3.5 million Generation Y boys and girls, enabling us to effectively market to specific segments of our audience.

   In addition to our sales of Generation Y-focused merchandise, our community of Generation Y boys and girls presents an important opportunity for marketers. Marketers are focusing on Generation Y because of their significant and growing spending power and tendency to carry brand loyalties established at a young age into adulthood. As a result, we intend to pursue sponsorship and other revenue opportunities to connect these marketers and our Generation Y community.

   Our objective is to become the leading Generation Y online destination. In order to achieve this objective, we intend to pursue the following strategies:

    -- Maintain Single Brand Focus. We will continue to build Alloy as a
     Generation Y lifestyle brand for both boys and girls known for compelling community, content and commerce. By promoting our single, unified brand, we maximize the impact of our marketing efforts.

    -- Pursue Additional Revenue Opportunities. We intend to generate sponsorship and other revenues by capitalizing on our growing Generation Y community.

    -- Strengthen Co-ed Community. We will continue to foster dynamic boy-girl interaction on our Web site. We believe that a strong co-ed focus is critical to creating a successful Generation Y community and provides us an important competitive advantage.

    -- Expand Internationally. We intend to pursue the significant opportunities to serve the large and growing international Generation Y population.

                              RECENT DEVELOPMENTS

   On July 18, 2000, we acquired all of the outstanding capital stock of Kubic Marketing, Inc. ("Kubic") which, through a subsidiary, operates CCS which has a print catalog and Web site that reaches over one million teenagers each month. CCS markets a complete line of action sports (skate and snowboarding) and inspired clothing, shoes and hard goods from the leading brands in the industry such as DC, eS, World Industries, Independent, Shorty's and Forum. To fund the acquisition, we issued 3,267,981 shares of our common stock and a warrant to purchase additional shares of our common stock in an aggregate amount, if any, as determined pursuant to the warrant. The warrant will be exercisable, if at all, for a three month period beginning on July 18, 2001. In addition, we paid $10,000,000 out of our existing cash reserves to certain lenders of Kubic and certain of its subsidiaries. We agreed to file a registration statement with the Securities and Exchange Commission within 30 days of July 18, 2000 with respect to the shares of common stock that we issued to fund the acquisition.

                                ----------------

   Our principal executive offices are located at 151 West 26th Street, 11th Floor, New York, New York 10001. Our telephone number at that location is (212) 244-4307.

                                  The Offering

Common stock offered ................. 4,581,494 shares
Common stock to be outstanding after
 the offering......................... 20,896,135 shares
Use of proceeds....................... We will not receive any proceeds from the sale by the selling holders of our common stock.
Nasdaq National Market symbol for our
 common stock......................... Our common stock is traded on the Nasdaq National
                                       Market under the symbol "ALOY"

   The number of shares of common stock to be outstanding after this offering does not include, as of July 24, 2000, a total of 3,603,865 shares of common stock, consisting of the following:

  . 3,028,552 shares of common stock underlying options outstanding as of June 8, 2000 at a weighted average exercise price of $15.48 per share; and

  . 575,313 shares of common stock available for issuance under our Restated 1997 Employee, Director and Consultant Stock Plan.

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should consider the risks and uncertainties and other information in this prospectus carefully before deciding to buy our common stock. Our business, financial condition and results of operations could be harmed by any of the following risks. The trading price of our common stock could decline due to any of the following risks, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing our company.

Risk Factors That May Affect Future Results

   The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

   We have a limited operating history upon which to evaluate our potential for future success. We were incorporated in January 1996 and did not begin to generate meaningful revenues until August 1997. Accordingly, we have only a limited operating history upon which you can evaluate our business and prospects. You must consider the risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets, such as electronic commerce. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.

   We have a history of losses, and we expect losses for the foreseeable future. Since our inception in January 1996, we have incurred significant net losses, resulting primarily from costs related to developing our Web site and database of Generation Y names, attracting users to our Web site, establishing the Alloy brand, hiring employees, making strategic acquisitions and becoming a public company. At January 31, 2000, we had an accumulated deficit of approximately $23.2 million. Because of our plans to continue to invest heavily in marketing and promotion, to hire additional employees, to enhance our Web site and operating infrastructure, and making additional strategic acquisitions, we expect to incur significant net losses for the foreseeable future. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, our losses will be significantly greater. We may never achieve profitability.

   Our stock price may be adversely affected by significant fluctuations in our quarterly operating results. Our revenues for the foreseeable future will remain primarily dependent on sales of merchandise appearing in our catalogs and on our Web site, and secondarily on sponsorship and advertising revenues. We cannot forecast with any degree of certainty the number of visitors to our Web site, the extent of our merchandise sales or the amount of sponsorship and advertising revenues.

   We expect our operating results to fluctuate significantly from quarter to quarter. We have already experienced the effects of seasonality on our merchandise sales, which are generally lower in the first half of each year. We believe that sponsorship and advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If similar seasonal and cyclical patterns emerge in Internet sponsorship and advertising spending, these revenues may vary significantly based on these patterns.

   Other factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

  . our ability to attract new and repeat visitors to our Web site and convert them into customers;

  .  price competition;

  .  the level of merchandise returns we experience;

  . unanticipated cost increases or delays in shipping, transaction processing and catalog production;

  . unanticipated delays or cost increases with respect to product introductions; and

  .  the costs, timing and impact of our sales and marketing initiatives.

   Because of these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not good indicators of our future performance. If our operating results fall below the expectations of securities analysts and investors in some future periods, then our stock price may decline.

   Our business will suffer if we fail to keep current with Generation Y fashion and lifestyle trends. Our continued success will depend on our ability to keep current with the changing fashion tastes and interests of our Generation Y customers. If we fail to anticipate, identify or respond to changes in styles, trends or brand preferences of our customers, we are likely to experience reduced revenues from merchandise sales. Moreover, the Alloy brand could be eroded by misjudgments in merchandise selection or a failure to keep our community and content current with the evolving preferences of our audience. These events would likely reduce the number of visitors to our Web site and limit opportunities for sponsorship and advertising sales. As a consequence of these developments, our business would suffer.

   Our planned online and traditional marketing campaigns may not attract sufficient additional visitors to our Web site or may detract from our image. We plan to continue to pursue aggressive marketing campaigns online and in traditional media to promote the Alloy brand and attract an increasing number of visitors to our Web site. We believe that maintaining and strengthening the Alloy brand will be critical to the success of our business. This investment in increased marketing carries with it significant risks, including the following:

  . Our advertisements may not properly convey the Alloy brand image, or may even detract from our image. Unlike advertising on our Web site which gives us immediate feedback and allows us promptly to adjust our messages, advertising in print and broadcast media is less flexible. These advertisements typically take longer and cost more to produce and consequently have longer run times. If we fail to convey the optimal message in these advertising campaigns, the impact may be more lasting and more costly to correct.

  . Even if we succeed in creating the right messages for our promotional campaigns, these advertisements may fail to attract new visitors to our Web site at levels commensurate with their costs. We may fail to choose the optimal mix of television, radio, print and other media to cost-effectively deliver our message. Moreover, if these efforts are unsuccessful, we will face difficult and costly choices in deciding whether and how to redirect our marketing dollars.

   We rely heavily on third parties for essential business operations and disruptions or failures in service may adversely affect our ability to deliver goods and services to our customers.

   General. We depend on third parties for important aspects of our business, including:

  .  Internet access;

  .  development of software for new Web site features;

   .  content; and

   .  telecommunications.

   We have limited control over these third parties, and we are not their only client. We may not be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Further, we cannot be certain that the quality of products and services that they provide may remain at the levels needed to enable us to conduct our business effectively. Many of our agreements with technology and content providers are on very favorable terms that do not include license fees, but instead provide for revenue sharing. We may not be able to renew these agreements on similar terms.

   Reliance on OneSoft Corporation. We rely heavily on OneSoft Corporation to maintain and operate our Web site in its facilities in Annandale, Virginia. This system's continuing and uninterrupted performance is critical to our success. Growth in the number of users accessing our Web site may strain its capacity, and we rely on OneSoft to upgrade our system's capacity in the face of this growth. OneSoft also provides our connection to the Internet. Sustained or repeated system failures or interruptions of our Web site connection services would reduce the attractiveness of our Web site to customers and advertisers and could therefore have a material and adverse effect on our business.

   Reliance on Fulfillment Services Providers. We switched our fulfillment services provider in May, 2000. We rely heavily on our third party fulfillment services provider for the performance of order processing, order fulfillment, customer service and shipping. Disruptions or delays in these services could discourage customers from ordering from us in the future and could therefore have a material and adverse effect on our business. Service provision from our new fulfillment service provider is untested and there is no assurance that such service will be satisfactory. If our new fulfillment service provider does not perform as expected, results of our business operations and financial condition will be materially and adversely affected.

   Our management is new and may have difficulty managing our expected growth. In order to execute our business plan, we must continue to grow significantly. This growth will strain our personnel, management systems and resources. To manage our growth, we must implement operational and financial systems and controls and recruit, train and manage new employees. Some key members of our management have only recently been hired. These individuals have had little experience working with our management team. We cannot be certain that we will be able to integrate new executives and other employees into our organization effectively. If we do not manage growth effectively, our business, results of operations and financial condition will be materially and adversely affected.

   We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel as our business grows. Our performance is substantially dependent on the continued services and on the performance of our executive officers and other key employees, particularly Matthew C. Diamond, our Chief Executive Officer, James K. Johnson, Jr., our Chief Operating Officer and Samuel A. Gradess, our Chief Financial Officer. The loss of the services of any of our executive officers could materially and adversely affect our business. Additionally, we believe we will need to attract, retain and motivate talented management and other highly skilled employees to be successful. Competition for employees that possess knowledge of both the Internet industry and the Generation Y market is intense. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

   Intense competition from Internet- and catalog-based businesses may decrease our market share, revenues and gross margins and cause our stock price to decline. We face intense competition in electronic commerce, catalog sales and online services. Our Web site and Alloy catalog compete for Generation Y customers with traditional department store retailers, catalog retailers, direct marketers, specialty apparel and accessory retailers and discount retailers. This competition is likely to increase because it is not difficult to enter the online commerce market, and current and new competitors can launch Web sites at relatively low cost. Competition could result in price reductions for our products and services, reduced margins or loss of market share. Consolidation within the online commerce industry may also increase competition.

   The market for Internet users and community services is highly competitive and rapidly evolving. Competition for users and advertisers is intense and is expected to increase significantly. There are no substantial barriers to entry in these markets. Competition could result in fewer visitors to our Web site and reduced sponsorship and advertising revenues.

   Many of our existing competitors, as well as potential new competitors, have longer operating histories, greater brand recognition, larger customer user bases and significantly greater financial, technical and marketing resources than we do. If we fail to compete effectively, our business will be materially and adversely affected and our stock price will decline.

   We may fail to successfully manage and use our databases of Web site users and customers. An important component of our business model involves the use of our lists of catalog requesters and Web site registrants to more effectively target direct marketing messages. We depend upon personal information we collect from our Web site users for data we need to create direct mailing and e-mailing lists, tailor our Web site offerings to the tastes of our Generation Y users and attract marketers to our Web site. We must continuously expand and update our lists to identify new, prospective Generation Y customers. Names derived from purchased or rented lists may generate lower response rates and, therefore, a lower return on our investment in these lists. We must also continually develop and refine our techniques for segmenting these lists to maximize their usefulness to us and our marketing partners. If we fail to capitalize on these important business assets, our business model will be less successful. In addition, laws or regulations that could impair our ability to collect user names and other information on our Web site may adversely affect our business. For example, a recently enacted federal law limits our ability to collect personal information from Web site visitors who may be under age 13.

   We must effectively manage our vendors to minimize inventory risk and maintain our margins. In order to fulfill our orders, we depend upon our vendors to produce sufficient quantities of products according to schedule. We may maintain high inventory levels in some categories of merchandise in an effort to maintain satisfactory fulfillment rates for our customers. This may expose us to risk of excess inventories and outdated merchandise, which could have a material and adverse effect on our business. If we underestimate quantities and vendors cannot restock, then we may disappoint customers who may turn to our competitors. We also negotiate with our vendors to get the best quality available at the best prices and increase our profit margins. Our failure to be able to manage our vendors effectively would adversely affect our operating results.

   We may fail to establish and maintain strategic relationships with other Web sites to increase numbers of web site users and increase our revenues. We intend to establish numerous strategic alliances with popular Web sites to increase the number of visitors to our Web site. There is intense competition for placements on these sites, and we may not be able to enter into these relationships on commercially reasonable terms or at all. Even if we enter into strategic alliances with other Web sites, they themselves may not attract significant numbers of users. Therefore, our site may not receive additional users from these relationships. Moreover, we may have to pay significant fees to establish these relationships. Our inability to enter into new distribution relationships or strategic alliances and expand our existing ones could have a material and adverse effect on our business.

   We may not be able to adapt as Internet technologies and customer demands continue to evolve. To be successful, we must adapt to rapidly changing Internet technologies and continually enhance the features and services provided on our Web site. We could incur substantial, unanticipated costs if we need to modify our Web site, software and infrastructure to incorporate new technologies demanded by our audience. We may use new technologies ineffectively or we may fail to adapt our Web site, transaction-processing systems and network infrastructure to user requirements or emerging industry standards. If we fail to keep pace with the technological demands of our Web-savvy audience for new services, products and enhancements, our users may not use our Web site and instead use those of our competitors.

   We may not be able to protect and enforce our trademarks, Web addresses and intellectual property rights. Our Alloy brand and our Web address, www.alloy.com, are critical to our success. We have registered the "Alloy" name, along with other trademarks with the U.S. Patent and Trademark Office. Applications for the registration of our other trademarks and service marks are currently pending. We cannot guarantee that any of these trademark applications will be granted. In addition, we may not be able to prevent third parties from acquiring Web addresses that are confusingly similar to our addresses, which could harm our business.

   We may experience fluctuations in postage and paper expenses. Catalog production and distribution expenses represented approximately 47% of our total revenues in the fiscal years ended January 31, 1998 and 1999, and approximately 37% of our total revenues in the fiscal year ended January 31, 2000. A substantial portion of these expenses have been attributable to paper and postage costs. Material increases in paper or catalog delivery costs could have a material and adverse effect on our business.

   We may be unable to identify and successfully integrate potential acquisitions and investments. We have acquired three businesses and we may acquire or make investments in other complementary businesses, products, services or technologies on an opportunistic basis when we believe they will assist us in carrying out our business strategy. We could have difficulty in assimilating personnel and operations of the three businesses we have acquired and may have similar problems in future acquisitions. In addition, the key personnel of the acquired company may decide not to work for us. If we acquire products, services or technologies, we could have difficulty in assimilating them into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing shareholders.

   We are vulnerable to new tax obligations that could be imposed on online commerce transactions. We do not expect to collect sales or other similar taxes in respect of shipments of goods into most states. However, various states or foreign countries may seek to impose sales tax obligations on us and other online commerce and direct marketing companies. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of online commerce and cause purchasing through our Web site to be less attractive to customers as compared to traditional retail purchasing. The United States Congress has passed legislation limiting for three years the ability of the states to impose taxes on Internet-based transactions. Failure to renew this legislation could result in the imposition by various states of taxes on online commerce. Further, states have attempted to impose sales taxes on catalog sales from businesses such as ours. A successful assertion by one or more states that we should have collected or be collecting sales taxes on the sale of products could have a material and adverse effect on our business.

Risks Related to the Internet Industry

   We are dependent on the continued development of the Internet infrastructure. Our industry is new and rapidly evolving. Our business would be adversely affected if Internet usage and online commerce does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

  .  inadequate Internet infrastructure;

  .  inconsistent quality of service; or

  .  unavailability of cost-effective, high-speed service.

   If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. In addition, Web sites, including ours, have experienced a variety of interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Web usage, including usage of our Web site, could grow slowly or decline.

   Our long-term success depends on the development of the online commerce market, and on the increased online purchasing by Generation Y, both of which are uncertain. Our future revenues and profits substantially depend upon the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Demand for recently introduced services and products over the Internet and online services is subject to a high level of uncertainty. The development of the Internet and online services as a viable commercial marketplace is subject to a number of factors, including the following:

  . online commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

  . insufficient availability of telecommunications services or changes in telecommunications services could result in slower response times; and

  . the inability of our target demographic group to have regular access to a credit card could cause a slower growth in online commerce for us than for companies targeting consumers in general.

   Adoption of the Internet as an advertising medium is uncertain. The growth of Internet sponsorships and advertising requires validation of the Internet as an effective advertising medium. This validation has yet to fully occur. In order for us to generate sponsorship and advertising revenues, marketers must direct a significant portion of their budgets to the Internet and, specifically, to our Web site. To date, sales of Internet sponsorships and advertising represent only a small percentage of total advertising sales. Also, technological developments could slow the growth of sponsorships and advertising on the Internet. For example, widespread use of filter software programs that limit access to advertising on our Web site from the Internet user's browser could reduce advertising on the Internet. Our business, financial condition and operating results would be adversely affected if the market for Internet advertising fails to develop or develops slower than expected.

   Breaches of security on the Internet may slow the growth of online commerce and Web advertising and subject us to liability. The need to securely transmit confidential information (such as credit card and other personal information) over the Internet has been a significant barrier to online commerce and communications over the Web. Any well-publicized compromise of security could deter more people from using the Web or from using it to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Furthermore, decreased traffic and online sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. We may need to spend a great deal of money and use other resources to protect against the threat of security breaches or to alleviate problems caused by security breaches.

   We could face liability for information displayed on and communications through our Web site. We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our Web site. These types of claims have been brought, sometimes successfully, against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon online content we do not control that is accessible from our Web site. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms or as a result of materials posted by members on bulletin boards at our Web site. We also offer e-mail services, which may subject us to potential risks, such as:

  .   liabilities or claims resulting from unsolicited e-mail;

  .   lost or misdirected messages;

  .   illegal or fraudulent use of e-mail; or

  .   interruptions or delays in e-mail service.

   These claims could result in substantial costs and a diversion of our management's attention and resources.

   Efforts to regulate or eliminate the use of mechanisms which automatically collect information on users of our Web site may interfere with our ability to target our marketing efforts and tailor our Web site offerings to the tastes of our users. Web sites typically place a tracking program on a user's hard drive without the user's knowledge or consent. These programs automatically collect data on anyone visiting a Web site. Web site operators use these mechanisms for a variety of purposes, including the collection of data derived from users' Internet activity. Most currently available Web browsers allow users to elect to remove these mechanisms at any time or to prevent this information from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of these tracking mechanisms. Any reduction or limitation in the use of this software could limit the effectiveness of our sales and marketing efforts.

   We could face additional burdens associated with government regulation of and legal uncertainties surrounding the Internet. Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business or otherwise have a material and adverse effect on our business, results of operations and financial condition. Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. The law governing the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the Internet. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. We also may be subject to future regulation not specifically related to the Internet, including laws affecting direct marketers.

Risks relating to our common stock

   We do not anticipate declaring and paying cash dividends on our common stock at any time in the foreseeable future.

   We have never declared cash dividends on our common stock and we do not anticipate declaring and paying cash dividends on our common stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our board from time to time in the exercise of its business judgment, taking into account, among other things, results of operations and financial condition, any then existing or proposed commitments by us for the use of available funds, and our obligations with respect to the holders of any then outstanding indebtedness or preferred stock. In addition, we may in the future issue debt securities or preferred stock or enter into loan agreements or other agreements that restrict the payment of dividends on, and repurchases of, our common stock.

Safe Harbor Provision

   Statements in this prospectus expressing our expectations and beliefs regarding our future results or performance are forward-looking statements that involve a number of substantial risks and uncertainties. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. These statements include statements regarding our ability to increase revenues, generate multiple revenue streams, increase visitors to our Web Site and build customer loyalty; our ability to develop our sales and marketing teams; our ability to capitalize on our sales and marketing efforts; our ability to capitalize on our promotions, sponsorship, advertising and other revenue opportunities; our ability to build the Alloy and CCS brand names and develop our on-line community; our ability to develop commercial relationships with advertisers; our and CCS' Web sites appeal to marketers and users; our ability to meet anticipated cash needs for working capital and capital expenditures for the next 24 months; our ability to enhance our infrastructure technology, transaction-processing and automation capabilities of our Web Site; our ability to increase the efficiency of our supply chain and fulfillment system; and our ability to expand into international markets.

   Such statements are based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. We caution that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including but not limited to the following: our expected future losses; our planned sales and marketing campaigns may not attract sufficient additional visitors to our Web site; our planned sales and marketing campaigns may not increase our revenues or generate additional revenue streams; we lack experienced management and personnel; we may fail to further develop our internal sales and marketing organization to attract promotions, sponsorship, advertising and other revenues; we may not be able to adapt as internet technologies and customer demands continue to evolve; increased competition in the online commerce market would reduce our revenues; and we may experience business disruptions with third parties that provide us with essential business operations.

   As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results and stock price. We are not under any duty to update any of the forward-looking statements in this report to conform these statements to actual results, unless required by law. For further information, refer to the more specific risks and uncertainities discussed above and throughout this prospectus.

                                USE OF PROCEEDS

   This prospectus relates to shares of our common stock being offered and sold for the accounts of the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering, but will pay certain expenses related to the registration of the shares of the Common stock. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

   Based upon information available to us as of July 21, 2000, the following table sets forth the name of each selling stockholder, and with respect to each selling stockholder, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that will be owned after the sale of the registered shares, assuming all of the shares are sold. The information provided in the table and discussions below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this Offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

   Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

                            Shares Beneficially               % of Class after
                            Owned Prior to the  Shares Being Completion of this
Name                             Offering       Offered (1)     Offering (2)
----                        ------------------- ------------ ------------------
LDIG ALOY, Inc.(3)........       2,922,694       2,922,694          14.0%
Ann Easton Brashares (4)..         107,589         107,589             *
Altman Buckeye Company II
 (5)......................           6,308           6,308             *
Sylvia Altman Irrevocable
 Trust (5)................           6,308           6,308             *
Bayview Partners (5)......          88,316          88,316             *
Joel Berman...............             840             840             *
Johathan E. Biel..........           2,057           2,057             *
Brand Equity Ventures I,
 L.P. (6).................         794,159         794,159           3.8%

                               Shares Beneficially               % of Class after
                               Owned Prior to the  Shares Being Completion of this
Name                                Offering       Offered (1)     Offering (2)
----                           ------------------- ------------ ------------------
John Keith Bright............            887             887             *
Barry David Burchell (7).....          2,003           2,003             *
Candace Cameron Bure.........          2,571           2,571             *
Amy Kathleen Diamond (5)(7)..          6,412             630             *
David M. Diamond (5).........         20,480           4,416             *
J. Edward Diamond............        215,000          14,968           1.0%
Joseph Edward Diamond (5)....         21,366           1,366             *
Joy Elizabeth Diamond (5)....            630             630             *
Michael Kramer Diamond (5)...          6,412             630             *
Robert David Diamond (5).....            630             630             *
Stephen A. Ehrlich...........            688             688             *
Elle Productions, Inc........            720             720             *
Rick Fishel and Jennifer
 Fishel......................            411             411             *
Peter M. Graham (8)..........        161,466          63,084             *
Guiness Flight Trustees as
 Trustees of the
 Pompano Trust (5) ..........         12,616          12,616             *
Andrew Joseph Hadel..........          3,014           3,014             *
Steven R. & Lynn M. Kanner
 (5).........................         18,925          18,925             *
Susanna L. Kim (9)...........         18,023          18,023             *
Jonathan Furth Koch..........         18,506          18,506             *
Stewart A. Kohl..............          1,376           1,376             *
Ronald J. Kramer (5).........          3,153           3,153             *
Ladenburg Thalmann & Co.,
 Inc. (5)(10)...................      25,299          25,299             *
Barbara L. Landes............            841             841             *
Robert H. Landes.............         64,953          64,953             *
Wendy R. Landes..............          2,558           2,558             *
Seth E. Lemler...............          1,119           1,119             *
David and Amy Levere.........          2,845           2,845             *
Michael S. Liss..............          3,416           3,416             *
The LLZ 1997 Trust (5)(11)......      63,083          63,083             *
Marina Corporate LLC.........         56,198          14,049             *
Paul M. Millman..............            247             247             *
Leslie N. Morgenstein (4)....        107,589         107,589             *
Barry Newburger..............          5,900           5,900             *
Roman Joseph Oleynik &
 Lorraine Allen
 Oleynik as Trustees for the
 Oleynik Trust...............            865             865             *
James Richard Palczynski
 (5).........................          2,237           2,237             *
Kevin J. Rigby (5)...........         99,985          12,616             *
Michael E. Rosen.............            688             688             *
Philip Rosen.................          3,864           3,864             *
Michael Edward Rothbard (5)..        212,616          12,616           1.0%
Richard J. Rudolph (5).......         12,616          12,616             *
William Edward Shisler (5)...        103,351          12,616             *
Gary David Sirak (5).........         34,170           5,046             *
Stanford L. Sirak (5)........         31,170           5,046             *
Stonebridge International
 Investments Ltd. (5) .......         50,466          50,466             *
Jonathan Taylor Thomas.......          5,142           5,142             *
Neil I. Vogel (5)(7)(12).....         59,573           3,173             *
Maureen Whelan (7)...........          2,003           2,003             *
Daniel Michael Zilkha Trust
 (5).........................         63,083          63,083             *

--------
*    Less than 1%
 (1) Sales of such shares may also be restricted pursuant to agreements entered into by us with each such holder.
 (2) Based on 20,896,135 shares of our common stock outstanding on July 24, 2000.
 (3) Lee Masters, a member of our board of directors, is the President and Chief Executive Officer of LDIG ALOY, Inc. and its sole stockholder, Liberty Digital, Inc. Mr. Masters disclaims beneficial ownership of the shares held by LDIG ALOY, Inc., except to the extent of his pecuniary interest therein.
 (4) Current employee of 17th Street Productions, Inc., an indirect, wholly-owned subsidiary of the Company.
 (5) Consists of shares of common stock issuable upon exercise of warrants.
 (6) David Yarnell, a member of our board of directors, is a managing member of Brand Equity Partners I, LLC, which is the sole general partner of Brand Equity Ventures I, L.P. Mr. Yarnell disclaims beneficial ownership of shares held by or through Brand Equity Ventures I, L.P. except to the extent of his pecuniary interest arising from his interest as a managing member of the general partner of Brand Equity Ventures I, LP. David Yarnell has 10,000 shares subject to current exercisable options in connection with his role as director.
 (7) Current employee of the Company.
 (8) Consists of (a) 63,084 shares subject to currently exercisable warrants held by Mr. Graham, (b) 63,083 shares subject to a currently exercisable warrant held by The LLZ 1997 Trust, (c) 25,299 shares subject to a currently exercisable warrant held by Ladenburg Thalmann & Co. Inc.; and
     (e) 10,000 shares subject to currently exercisable options held by Mr. Graham individually. Mr. Graham is a trustee of The LLZ 1997 Trust and shares voting and investment power over its shares. However, Mr. Graham has no pecuniary interest in the trust's shares and therefore expressly disclaims beneficial ownership of these shares. Mr. Graham is a principal of Ladenburg Thalmann & Co. Inc. Mr. Graham expressly disclaims beneficial ownership of the shares held by Ladenburg Thalmann & Co. Inc., except to the extent of his pecuniary interest therein.
 (9) Former employee of the Company.
(10) Peter Graham, a member of our board of directors, is a principal of Ladenburg Thalmann & Co. Inc. Mr. Graham expressly disclaims beneficial ownership of the shares held by Ladenburg Thalmann & Co. Inc., except to the extent of his pecuniary interest therein.
(11) Peter Graham, a member of our board of directors, is a trustee of the LLZ 1997 Trust and shares voting and investment power over its shares. However, Mr. Graham has no pecuniary in the Trust's shares and therefore expressly disclaims beneficial ownership of these shares.
(12) Includes 56,400 shares subject to currently exercisable options.

                              PLAN OF DISTRIBUTION

   We are registering the shares offered under this prospectus on behalf of the selling stockholders. As used in this prospectus, "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the named selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders, subject to reimbursement as described below.

   Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. Each of the selling stockholders has advised us that they have not, as of the date of this Prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares and that no underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling stockholder.

   In connection with the sale of shares, each selling stockholder may: enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; sell short or deliver shares to close out positions; or loan shares to brokers, dealers or others that may in turn sell such shares.

   The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (that compensation as to a particular broker-dealer might be in excess of customary commissions).

   Each selling stockholder and any broker-dealers that act in connection with the sale of shares may be deemed to be an "underwriter" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by those broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

   Because each selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, each selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

   Each selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided he meets the criteria and conforms to the requirements of Rule 144.

   Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose

  . the name of the selling stockholder and of the participating broker-dealer(s),

  .   the number of shares involved,

  .   the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  .   other facts material to the transaction.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for Alloy Online, Inc. by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Certain attorneys at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. beneficially own an aggregate of 3,200 shares of our common stock.

                                    EXPERTS

   The financial statements of Alloy Online, Inc. and subsidiaries as of January 31, 2000 and 1999, have been incorporated by reference herein in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said Firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Common stock is listed and traded on the Nasdaq National Market under the symbol "ALOY."

   This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our Common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

   The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares offered by this prospectus:

  . Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2000, filed on June 14, 2000;

  . Annual Report on Form 10-K for the fiscal year ended January 31, 2000, filed on May 1, 2000;

  .   Definitive Proxy Statement, filed on May 30, 2000; and

  . the description of the our Common stock contained in the Registration Statement on Form S-1 declared effective by the Commission on May 13, 1999, including any amendment or report filed for the purpose of updating such description.

   You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:

                               Alloy Online, Inc.
                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
                          Attention: Tim Reusing, Esq.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

      SEC registration fee............................................. $18,137
      Transfer Agent and Registrar fees................................   2,500
      Accounting fees and expenses.....................................   5,000
      Legal fees and expenses..........................................  25,000
      Printing and mailing expenses....................................   5,000
      Miscellaneous....................................................   5,000
                                                                        -------
        Total.......................................................... $60,637
                                                                        =======

Item 15. Indemnification of Directors and Officers.

   Incorporated herein by reference from the Company's Registration Statement on Form S-1, File No. 333-74159.

Item 16. Exhibits.

   See Exhibit Index on page II-5.

Item 17. Undertakings.

   (a) The Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13(a) or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the issuer's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering hereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 26, 2000.

                                          Alloy Online, Inc.
                                          (Registrant)

                                          By: /s/ Matthew C. Diamond
                                             ----------------------------------
                                              Name: Matthew C. Diamond
                                              Title:Chief Executive Officer
                                              and Chairman

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Matthew C. Diamond and Samuel A. Gradess, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

   In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates indicated.

                Signatures                            Title                  Date
                ----------                            -----                  ----

          /s/ Matthew C. Diamond            Chief Executive Officer      July 26, 2000
___________________________________________  (Principal Executive
            Matthew C. Diamond               Officer)
                                             and Chairman

           /s/ Samuel A. Gradess            Executive Vice President,    July 26, 2000
___________________________________________  Chief Financial Offier
             Samuel A. Gradess               (Principal Financial and
                                             Accounting Officer) and
                                             Director

         /s/ James K. Johnson, Jr.          President, Chief Operating   July 26, 2000
___________________________________________  Officer and Director
           James K. Johnson, Jr.

                Signatures                            Title                  Date
                ----------                            -----                  ----

            /s/ *                           Director                     July 26, 2000
___________________________________________
              Peter M. Graham

                                            Director                     July 26, 2000
___________________________________________
               David Yarnell

                                            Director                     July 26, 2000
___________________________________________
                Lee Masters

*By Power of Attorney

                                 Exhibit Index

 Exhibit
 Number                                Description
 -------                               -----------
  4.1*   Restated Certificate of Incorporation of Alloy Online, Inc.
         (incorporated by reference as Exhibit 3.1 to the Registrant's
         Registration Statement on Form S-1 (Registration Number 333-74159)).

  4.2*   Restated Bylaws (incorporated by reference as Exhibit 3.2 to the
         Registrant's Registration Statement on Form S-1 (Registration Number
         333-74159)).

  4.3*   Form of Common Stock Certificate (incorporated by reference as Exhibit
         4.1 to the Registrant's Registration Statement on Form S-1
         (Registration Number 333-74159)).

  5.1*   Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.

 23.1*   Consent of Independent Accountants

 23.2*   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.
         (included in Exhibit 5.1)

 24.1    Power of Attorney (included on the signature page)

--------
   *Previously filed

                                       1